SEC 05037203 IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED FEB 25 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 47036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC CENTURA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7852 ARBORETUM DRIVE, 2nd FLOOR
(No. and Street)

CHARLOTTE (City) NC (State) 28270 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHERRI LOWRIE (704) 686 - 1454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

150 FAYETTEVILLE STREET MALL, SUITE 1800, RALEIGH, NC 27601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHERRI LOWRIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RBC CENTURA SECURITIES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sherri Lowrie
Signature

CONTROLLER
Title

Lawrence M. Lowe
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBC Centura Securities, Inc.

(An indirect wholly owned subsidiary of
RBC Centura Banks, Inc.)
8-47036
Financial Statements and Supplemental Information
Pursuant to SEC Rule 17a-5
December 31, 2004

RBC Centura Securities, Inc.
(An indirect wholly owned subsidiary of RBC Centura Banks, Inc.)
Financial Statements and Supplemental Information
December 31, 2004

RBC Centura Securities, Inc.
Table of Contents

This report contains (check all applicable boxes):

(x) (l) An Oath or Affirmation

( ) (m) Copy of the SIPC Supplemental Report [filed concurrently herewith as a separate document] (Not Required)

(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

( ) (o) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act

( ) (p) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act

( ) (q) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission

Deloitte.

Deloitte & Touche LLP
Suite 1800
150 Fayetteville Street Mall
Raleigh, NC 27601
USA

Tel: +1 919 546 8000
Fax: +1 919 833 3276
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
RBC Centura Securities, Inc.:

We have audited the following financial statements of RBC Centura Securities, Inc. (the "Company") for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of RBC Centura Securities, Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of RBC Centura Securities, Inc. as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 22, 2005

RBC Centura Securities, Inc.
(An indirect wholly owned subsidiary of RBC Centura Banks, Inc.)
Balance Sheet
December 31, 2004

Assets

Cash and cash equivalents	$ 8,854,705
Receivable from clearing broker, net	15,051
Prepaids	259,106
Premises and equipment at cost, less accumulated depreciation of $713,870	116,747
Other assets	383,234
Total assets	$ 9,628,843

Liabilities and Shareholder's Equity

Liabilities:	
Accounts payable and other accrued liabilities	$ 143,416
Total liabilities	143,416
Commitments and contingencies (Note 8)	
Shareholder's equity:	
Common stock (no par value; 100 shares authorized, issued and outstanding) and additional paid-in capital	1,266,364
Retained earnings	8,219,063
Total shareholder's equity	9,485,427
Total liabilities and shareholder's equity	$ 9,628,843

The accompanying notes are an integral part of these financial statements.

RBC Centura Securities, Inc.
(An indirect wholly owned subsidiary of RBC Centura Banks, Inc.)
Statement of Income and Comprehensive Income
December 31, 2004

Revenue:	
Commissions and fees	$ 2,519,862
Other	154,523
Total revenues	2,674,385
Operating Expenses:	
Salaries and benefits	1,217,496
Clearance and service contract costs	352,093
Management fee to parent	84,000
Licensing expense	220,624
Occupancy and equipment	123,299
Travel	13,709
Software subscription fees	153,635
Telephone	79,024
Supplies	26,615
Other operating expense	358,018
Total operating expenses	2,628,513
Income before income taxes	45,872
Income tax expense	18,900
Net income	$ 26,972
Comprehensive Income	$ 26,972

The accompanying notes are an integral part of these financial statements.

RBC Centura Securities, Inc.
(An indirect wholly owned subsidiary of RBC Centura Banks, Inc.)
Statement of Cash Flows
December 31, 2004

Cash flows from operating activities:	
Net income	$ 26,972
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	26,437
Loss on sale of investment securities	38,996
Deferred tax expense	(12,100)
Net decrease in prepaids	61,239
Net increase in receivable from clearing broker	(14,233)
Net decrease in other assets, net	21,335
Net increase in accounts payable and other accrued liabilities	9,545
Net cash provided by operating activities	158,191
Cash flows from investing activities:	
Purchases of premises and equipment, net	(21,016)
Proceeds from sale of securities available for sale	42,304
Net cash provided by investing activities	21,288
Net increase in cash	179,479
Cash and cash equivalents at beginning of period	8,675,226
Cash and cash equivalents at end of period	$ 8,854,705
Supplemental disclosures of cash flow information:	
Cash paid for income taxes	$ 21,100

The accompanying notes are an integral part of these financial statements.

RBC Centura Securities, Inc.
(An indirect wholly owned subsidiary of RBC Centura Banks, Inc.)
Statement of Changes in Shareholder's Equity
December 31, 2004

	Number of shares	Common stock and additional paid-in-capital	Retained earnings	Accumulated other comprehensive income	Total shareholder's equity
Balance at December 31, 2003	100	$ 1,266,364	$ 8,192,091	$ (13,169)	$ 9,445,286
Unrealized losses on available for sale securities, net of tax				13,169	13,169
Net income	-	-	26,972	-	26,972
Balance at December 31, 2004	100	$ 1,266,364	$ 8,219,063	$ -	$ 9,485,427

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

RBC Centura Securities, Inc. (the "Company") is a wholly owned subsidiary of RBC Centura Bank (the "Parent"), which is a wholly owned subsidiary of RBC Centura Banks, Inc. ("RBC Centura"). RBC Centura is a wholly owned subsidiary of Royal Bank of Canada ("Royal Bank"). The Company is incorporated in the state of North Carolina, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company primarily acts as an introducing investment broker-dealer offering a wide range of investment products to retail customers. The Company executes all of its customers' transactions through a clearing broker on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles").

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash that is held in a noninterest-bearing demand deposit account of the Parent, as well as investments in money market mutual funds sponsored and advised by a third party.

Prepaids

Prepaids consist of NASD annual fees for 2005 paid in 2004, Long-Term Incentive Plan shares and prepaid pension costs. The unamortized balance of NASD fees at December 31, 2004 is $88,512. The Long-Term Incentive Plan and the noncontributory, qualified defined pension plan are more fully discussed in Note 6. The unamortized balance of Plan shares at December 31, 2004 is $63,718.

Premises and Equipment

Premises and equipment consist of furniture, fixtures and equipment and are stated at cost less accumulated depreciation. Assets are depreciated using the straight-line method over their estimated useful lives, which generally range from five to fifteen years.

Securities Transactions and Commission and Fee Revenue

Customer securities transactions and the related commission and fee revenues and clearing expenses are recorded on a settlement date basis, which does not differ materially from a trade date basis. Revenues and expenses for customer securities transactions are recorded gross in the statement of income.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Under SFAS No. 109, there are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under generally accepted accounting principles. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, operating loss carry forwards, and tax credits will be realized.

The Company's operating results are included in the consolidated federal income tax return of RBC Centura. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and RBC Centura. State income taxes are computed on a separate company basis.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment*, which replaces the prior SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123 (revised 2004) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability for awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides services in exchange for the award. This new standard will become effective for the Company on July 1, 2005, and management is still evaluating its impact.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153 *Exchanges of Non-Monetary Assets*, an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. This new standard will become effective for the Company on July 1, 2005, and management is still evaluating its impact.

3. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and RBC Centura. These transactions arise in the normal course of business and are summarized below. In addition, certain employees of the Company participate in employee benefit plans of RBC Centura as discussed in Note 6.

Cash and Cash Equivalents

At December 31, 2004, the Company had approximately $172,000 of cash held in a noninterest-bearing demand deposit account at the Parent.

RBC Centura Services

RBC Centura provides certain management and other services to the Company. In addition, certain operating costs are paid by RBC Centura and billed to the Company. Total charges for these services are included in the accompanying Statement of Income in the form of a management fee. The management fee paid by the Company to RBC Centura was $84,000 during 2004.

4. Receivable from Clearing Broker

Receivable from clearing broker represents amounts due for commissions and fees earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

The Company has entered into an agreement with a U.S. broker-dealer whereby the broker acts as the Company's U.S. clearing broker. The clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers (secured by the customer's securities), clears transactions, and acts as a custodian. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing broker pays the Company a fee earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees, and other service contract costs. The Company uses the clearing broker's systems to support daily operations. The risk of customers' failure to settle securities transactions is borne by the Company. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of customers to satisfy their contractual obligations. As the clearing broker's right to charge the Company for customer failure has no

maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to this right. During 2004, payments made to the clearing broker related to this right were de minimis.

To mitigate credit risk, the Company has developed credit monitoring procedures and has the ability to increase required margin levels for certain securities. The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in margin levels, as appropriate. The Company has indemnified the clearing broker against certain losses, including margin losses, the clearing broker may sustain from customer accounts introduced by the Company. Outstanding margin balances held by the clearing broker related to the Company's customers were $579,000 at December 31, 2004. As the clearing broker's right to charge the Company for margin losses has no maximum amount and applies to all customer margin loans executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to this right. During 2004, payments made to the clearing broker related to this right were de minimis.

5. Income Taxes

The components of income tax expense are as follows:

Current:	
Federal	$ 25,500
State	5,500
	31,000
Deferred:	
Federal	(9,900)
State	(2,200)
	(12,100)
	$ 18,900

The income tax expense differs from the amount computed by applying the federal income tax rate of 35% to income before income taxes as follows:

	Amount	Percent
Expected income tax expense at federal rate	$ 16,100	35.00 %
Change in income taxes resulting from:		
Nondeductible expenses	600	1.30
State income taxes, net of federal income tax effects	2,200	4.90
	$ 18,900	41.20 %

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities), which are included in other assets on the balance sheet are as follows:

Deferred tax assets:	
Deferred compensation	$ 5,400
Total gross deferred tax assets	5,400
Deferred tax liabilities:	
Pension	(41,000)
Depreciation	(17,000)
Total gross deferred tax liabilities	(58,000)
Net deferred tax liability	$ (52,600)

Recognition of deferred tax balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur. There was no valuation allowance recorded as of December 31, 2004.

6. Employee Benefit Plans

RBC Centura sponsored a noncontributory, qualified defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees, including the employees of the Company. The Pension Plan was amended to cease benefit accruals effective April 30, 2001 for all participants except those who satisfy certain "grandfather" rules. As of April 30, 2001, no additional employees were to become eligible to participate in the Pension Plan. As a result of the acquisition of RBC Centura by Royal Bank, the Pension Plan was merged into the corresponding frozen pension plan of Royal Bank on December 31, 2001. Costs associated with the merged plan are allocated to the Company as if the plan continued to operate on a stand-alone basis. The Company recognized pension expense of $45,064 during 2004.

RBC Centura sponsors a defined contribution plan (the "401(k) Plan") covering substantially all full-time employees, including the employees of the Company. The 401(k) Plan permits eligible employees to make contributions, with the Company matching 100 percent of contributions up to 6 percent of the employee's eligible compensation. The 401(k) Plan is available for full-time employees after completion of six months consecutive service or for part-time employees after completion of 1,000 hours of service during a consecutive 12-month period. RBC Centura allocated $45,941 in expense to the Company as its matching contribution to the plan for 2004.

RBC Centura (through its parent Royal Bank) offers a performance deferred share plan to certain key employees. The performance deferred share award is made up of 50% regular shares and 50% performance shares all of which vest at the end of three years. At the time the shares vest, the performance shares can be increased or decreased by 50% depending on Royal Bank's total shareholder return compared to 15 North American financial institutions. The Company paid out $60,181 in grants and recognized long-term incentive expense of $39,045 for this plan during 2004.

In addition to providing retirement benefits, RBC Centura provides health care and life insurance benefits for active and retired employees. Substantially all of RBC Centura's employees may become eligible for postretirement benefits if they reach early retirement age while employed by the Company and they have the required number of years of service. Under RBC Centura's current plan, eligible retirees are entitled to a fixed dollar amount for each year of service. Additionally, certain current retirees are eligible for different benefits attributable to prior plans. The Company had approximately 14 covered employees, including participating part-time employees, at December 31, 2004. RBC Centura allocated $90,651 in health care and life insurance expense to the Company for the year ended December 31, 2004.

7. Fair Value of Financial Instruments

SFAS No. 107, *Disclosure About Fair Value of Financial Instruments*, requires the disclosure of estimated fair values for financial instruments. The Company's financial instruments are short-term financial instruments with carrying amounts, which approximate fair value. These financial instruments generally expose the Company to limited credit risk and are short-term in nature.

8. Commitments and Contingencies

As discussed more fully in Note 4, the Company's clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete securities transactions. Additionally, the Company indemnifies the clearing broker for losses on margin accounts of the Company's customers held by the clearing broker.

Various legal proceedings against the Company have arisen from time to time in the normal course of business. The Company believes liabilities arising from these proceedings, if any, will have no material adverse effect on the financial position or results of operations of the Company.

9. Concentration of Risk

In the normal course of business, the Company's customer and clearing activities involve the execution, settlement, and financing of various customer securities transactions that settle in accordance with industry practice, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit worthiness of the customer or issuer of the instrument held as collateral.

10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2004, the Company had net capital of $8,537,646, which was $8,287,646 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

Schedule I

RBC Centura Securities, Inc.
(an indirect wholly owned subsidiary of RBC Centura Banks, Inc.)

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Computation of net capital:	
Total shareholder's equity	$ 9,485,427
Less deductions and/or charges:	
Nonallowable assets:	
Premises and equipment at cost, less accumulated depreciation	116,747
Receivable from clearing broker	15,051
Prepaids	259,106
Other assets	383,234
Net capital before haircuts on securities and cash equivalents	8,711,289
Haircuts on securities and cash equivalents	
Money market funds	173,643
Net capital	$ 8,537,646
Total Aggregate Indebtedness from Statement of Financial Condition	$ 143,416
Computation of basic net capital requirement:	
1. Minimum net capital received (6 2/3 percent of aggregate indebtedness)	$ 9,561
2. Minimum net capital of broker-dealer	$ 250,000
Net capital requirement (greater of 1 or 2)	$ 250,000
Excess net capital (net capital less net capital requirement)	$ 8,287,646
Percentage of aggregate indebtedness of net capital	.02 %

There are not material differences between the Company's computation of Net Capital as filed on FOCUS Report Form X-17A-5 as of December 31, 2004 and this computation.

Schedule II

RBC Centura Securities, Inc.
(an indirect wholly owned subsidiary of RBC Centura Banks, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession Or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under the exemptive provisions in paragraph (k)(2)(ii) of that Rule.

Deloitte.

Deloitte & Touche LLP
Suite 1800
150 Fayetteville Street Mall
Raleigh, NC 27601
USA

Tel: +1 919 546 8000
Fax: +1 919 833 3276
www.deloitte.com

February 22, 2005

To the Board of Directors and Shareholder of
RBC Centura Securities, Inc.:

In planning and performing our audit of the financial statements of RBC Centura Securities, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 22, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP